Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
Winchester , CA 92592
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar#244269
February 16, 2009
Rolaine S. Bancroft
United States Securities and Exchange Commission Mail Stop 3561 Washington, DC 20549-5546

Re:     Lux Digital Pictures, Inc.
   Registration Statement on Form
   S-1 Filed September 16, 2008
   File No. 333-153502

Dear Mr. Bancroft, General

1. We note that you did not file a redline copy on EDGAR when you filed this amendment. Please file a redline copy at the time you file each future amendment. Refer to Item 310 of Regulation S-T.

We filed a redlined copy via Edgar on December 31, 2008. Upon discussion with the SEC, we also filed another redlined copy on January 16, 2009. We also provided a redlined hard copy via FED EX. We are providing a redlined copy with this amendment.

Prospectus Cover Page

2.  Wc did not locate the revision in response to prior comment 5. Item 501(b)(10) requires the statement to be included on the front cover of the prospectus instead of the back cover. Please move the last paragraph of the back cover of the prospectus to the front cover of the prospectus in prominent type.

We have since moved the paragraph. We believe we did respond accordingly, however, upon Edgarizing, the paragraph was moved. We have asked our Edgar filer to pay special attention to this matter.

Lux Digital Pictures, Inc.

January 16, 2009

Prospectus Summary, page 5

3. We note your revisions to the summary in response to prior comments 2 and 6. Please revise Lhe disclosure under "Corporate Background" to enhance readability and highlight the material aspects in clear, plain language. For instance, in the second paragraph we suggest creating separate paragraphs or subheadings to separate your discussion of your current operations from your concepts. For your financial results that appear at the end of the paragraph, we suggest creating a separate paragraph or subheading. Refer to Instruction to Item 503(a) of Regulation S-K.

We have added separate paragraphs and subheadings to assist with your readability.

Corporate Background, page 5

4. In the second paragraph, we note you disclose that your "Total Current Assets" are $847,175; however, the audited balance sheet at page F-3 discloses 'total current assets' of $401,961 and 'total assets' of $847,175. Please revise as appropriate. Similar revision should be made in the fourth paragraph under MD&A - "General" and "Liquidity and Capital Resources" on page 26.

We updated this area to read Total Current Assets as $401,961.

Founding Shareholders, page 6

5. We note your disclosure on page 6 that Lux Digital Pictures GmbH owns 5,000,000 shares of preferred stock. However, the sections "Description of Securities to be Registered—Preferred Stock" on page 15, "Related Party Transactions" on page 23 and "Item 26. Recent Sales of Unregistered Securities" on page 30 reflect that Lux Digital Pictures GmbH owns 2,500,000 shares of preferred stock. The table in the section "Security Ownership of Certain Beneficial Owners and Management" on page 22 reflects that Lux Digital Pictures GmbH owns 250,000 shares of preferred stock. Please revise the registration statement to clarify this discrepancy or advise. Additionally, please provide any information as required by Item 404(a) of Regulation S-K or Item 701 of Regulation S-K to the extent you revise either the "Related Party Transactions" section or "Item 26. Recent Sales of Unregistered Securities" section, respectively, in response to this comment.

The correct number is 2,500,000. On page 6, the 5,000,000 shares is a typo and has been updated. On page 22, according to our copy, the S-1 reads that Lux Digital Pictures GmbH owns 2,500,000.

6. Furthermore, we note your response to prior comment 18. Your revised disclosure under "Description of Securities Registered" on page 15 indicates that you are authorized to issue 10,000,000 shares of preferred stock. According to your bylaws filed as Exhibit 3.2, your Articles of Incorporation authorize only 1,000,000 shares of preferred stock. Please advise.

Lux Digital Pictures, Inc.

January 16, 2009

Bylaws previously submitted contained a typo. They have been revised and resubmitted herewith.

Summary Financial Data, page 8

7. It appears you inadvertently omitted the "net income per share" amount from this summary table. Please revise to reinsert this disclosure.

This has been added back to the summary table. Risk Factors, page 8

8. We reissue part of our prior comment 12. We note the additional disclosure added to the end of the risk factor entitled "We Depend Highly On Our Current Manager..." on page 9. Please create a separate risk factor with its own heading that includes the disclosure in the last two lines of this risk factor. Please also disclose whether you anticipate Mr. Jucht receiving a salary in the foreseeable

We have added the following risk factor:

LOSS OF OUR CEO COULD ADVERSLY AFFECT OUR BUSINESS

Loss of Mr. Jucht could slow the growth of our business, or it may cease to operate at all, which may result in the total loss of investor's investments. Mr. Jucht is not, presently, receiving a salary from the Company it is unknown, at this time, if or when the Company may be able to compensate Mr. Jucht for his management services. The company does not anticipate Mr. Jucht receiving a salary in the foreseeable future.

Dilution, page 13

9. We note the disclosure made in response to our prior comment 15. Please delete the last sentence beginning with "After giving effect to the sale... per share," as there are no new common shares being issued in this Registration Statement.

The last sentence has been deleted.

Description of Business, page 17

10.  Please file any distribution agreements for "Night of the Living Dead 3D" with your next amendment. Please file fully executed agreements including attached schedules.

Distribution agreements for "Night of the Living Dead 3D" havee been Edgarized as Exhibits 10.6 and 10.7 respectively.

Lux Digital Pictures, Inc.

January 16, 2009

11. We note your response to prior comment 25. Please revise to disclose the material terms of your agreement with Vega 7 in an appropriate subsection. We note that you have filed the agreement as a material contract.

We have added a paragraph about this transaction at the end of the "Description of Business."

Directors, Executive Officers. Promoters and Control Persons, page 21

12. We note your response to our prior comment 23. We note that the paragraph describing Mr. Coleman's experience still contains several examples of marketing language such as "one of the leading independent movie studios of the 70' and 80's," "[c]areer highlights include the Academy Award winning 'Madam Rosa' in 1979" and "teen hits 'Valley Girl' and 'Teen Wolf" This type of marketing language is inappropriate in a disclosure document. Please revise the paragraph so it does not market Mr. Coleman's prior accomplishments but instead briefly describes his business experience. If you choose to include references to the films you should describe his business position related to each film. Refer to Item 401(e)(1) of Regulation S-K.

We have removed the specific marketing language in your comment to comply with the comment.

Executive Compensation, Page 21

13. We note your response to our comment 24 and reissue. Please provide the summary compensation table as required Item 402(n).

We have added the requested table

Related Party Transactions, page 23

14. We note your response to our prior comment 27 and reissue. You state in the introductory paragraph to this section that all transactions that are reportable pursuant to Item 404(d)(1) are disclosed. Therefore, you must provide all the required disclosure under that item requirement. Please revise to provide the disclosure required by Item 404(a)(3) and (4) of Regulation S-K.

We have added the requested amounts to the transaction descriptions involving, Mr. Jucht. We clarified the services and value provided by Mr. T. Joseph Coleman in exchange for shares tendered to him and also clarified the value received from the shareholders who purchased shares via a Private Placement Memorandum in June 2008.

15. See the first three paragraphs that begin with "On June 1,2008..." We note you revised the per share issuance price from $0.10 per share to $0,001 per share. With respect to the $40,500 historical valuation of share issuance to one of your founding shareholders, we note that the Statements of Stockholders' Equity reflects a total value of $192,402, which includes $151,902 of additional paid-in capital. Please reconcile and explain this difference. If the historical cost basis of the assets and interests is $40,500, the value of these shares appears to be overstated. Please revise or advise.

We have added language stating that the value of the assets is indeed 192,402, but yet the shares conveyed were valued at $40,500 in accordance with par value.

Lux Digital Pictures, Inc.

January 16, 2009

Financial Statements

16. We note you inadvertently omitted a written response to our prior comment 32, and as such, your written responses beginning with number 32 and ending at number 47, actually pertain to our prior comment numbers 33 through 48. Please note that the following comments where we reference our prior comments will pertain to our actual comment numbers 33 through 48.

We confirm that the Company was incorporated on May 6, 2008 and have revised the S-1/A so that the date is consistent through-out the filing.

Note 2. Unamortized Film Costs, page F-9

17. We note the revised financial statements you have provided in response to our prior comment 33. As the previously filed financial statements have been restated, please revise to provide the disclosures required by paragraph 26 of SFAS 154. The financial statement columns should also be labeled "Restated." Finally, please include a reference to the applicable footnote disclosure in the accompanying accountants' report as contemplated by AU Section 561.06.

We have revised to provide the disclosures required by paragraph 26 of SFAS 154, and have labeled the financial statement columns as "Restated". We have also included a reference to the applicable footnote disclosure in the accompanying accountants' report.

Note 5. Stockholders' Equity, page F-10

18. Refer to the shares issued to Vega Entertainment. In Footnote 2, or in a separately labeled footnote, please expand your description of this transaction. Your description should be comparable to the description provided in the "Related PartyTransactions" disclosure on page 27 of Amendment 1 to your Form S-l.

We have expanded the description of the Vega Entertainment transaction in Footnote 2.

Lux Digital Pictures, Inc.

January 16, 2009

19. We have reviewed your responses to our prior comments 35, 36, and 37. We are unable to locate the copy of the "April 14, 2008 Asset Purchase Agreement by and between Lux GmbH and Midnight Movies Entertainment, Inc." as disclosed in your response to comment 36. Please provide us with the copy of this agreement. In addition, please tell us the ownership interest in Lux GmbH held by Mr. Jucht. Upon receiving such additional information, we will be able to better respond to your responses provided in previous comments 35, 36, and 37. Please provide us with the additional requested information.

We have attached a copy of the "April 14, 2008 Asset Purchase Agreement by and between Lux GmbH and Midnight Movies Entertainment, Inc." as a private attachment, not for public review. The ownership interest in Lux GmbH held by Mr. Jucht at the time of the transaction was 100%.

20. We understand, from your responses, that the assets and interests acquired from MMEI did not constitute major portion of the business or assets of MMEI. Please confirm supplementally or tell us how our understanding is not correct.

We confirm that your understanding is correct.

Age of Financial Statements

21. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X. In this regard, please note that you will also have to include unaudited interim financial statements for the three months ended November 30, 2008 and related financial information (such as, but not limited to, Summary Financial Data, Dilution, and MD&A) in the next amendment to thisRegistration Statement on Form S-l.

We have included unaudited interim financial statements as of and for the period ended November 30, 2008 in this S-1/A.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Significant Accounting Policies and Estimates, page 26

22. We note your changes made in response to our prior comment 39. Please move this section to directly following the section of "Controls and Procedures," as we note you have included your significant accounting policies beginning with "Use of Estimates" at page 27. Please note that the significant accounting policies included in MD&A should not be a reiteration of all of your accounting policies from the audited financial statements footnotes, but should include only those that are critical where estimates, judgments, and assumptions are used that could materially affect financial results. Please revise as appropriate.

We have removed any items that we believe you will not find to be critical as stated in your comment.

Lux Digital Pictures, Inc.

January 16, 2009

Results of Operations, page 26

23. Refer to our prior comment 40 and see the second paragraph under this heading. It appears you inadvertently did not revise the disclosure to indicate that the radio media asset was written down by a factor of 50% rather than 80%. Please revise, if correct.

We have revised this to reflect 50%.

Part II

Item 28. Undertakings, page 33

24. We reissue our prior comment 44. Please revise paragraph (2) of the undertakings to remove the language "that contains a form of prospectus." Refer to Item 512(a)(2) of Regulation S-K.

We have removed this language.

Signatures, page 35

25. We note that you have deleted the reference to your principal executive officer, principal financial officer and controller or principal accounting officer on the bottom of your signature page. Please revise the signatures at the bottom of the page with your next amendment. Refer to Instructions for Signatures of Form S-l.

The words "Principal Executive, Financial and Accounting Officer," have been added.

Exhibits General

26. Please file your articles of incorporation with your next amendment.

The Articles were filed previously and are filed here again.

Exhibit 3.2

27. Please refile your bylaws to include Addendum A. All exhibits must be filed in full  and include all attachments and exhibits. Also include the fully executed and dated  unanimous consent.

The bylaws previously submitted had a typo and have now been revised and re-submitted. Also submitted is the executed and dated unanimous consent.

Lux Digital Pictures, Inc.

January 16, 2009

Exhibit 5.1

28. We reissue our prior comment 45. Please revise the opinion to correctly reflect that the number of shares of common stock to be sold by the selling shareholders.
This has been updated accordingly referring to the shares sold by existing shareholders.

29. With the next amendment, please ensure that the legal opinion is signed.

It is signed and filed herewith.

Exhibit 10.1

30. Please refile to include all schedules to this agreement. All exhibits must be filed in full and include all attachment and exhibits.

This is provided.

Exhibit 10.2

31. Please refile to include Schedule A to this agreement. All exhibits must he filed in full and include all attachment and exhibits.

We have refilled Exhibit 10.2 with Schedule A.

Accountants' Consent

32. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

We are filing a currently dated accountants' consent herewith.

You may send any correspondence to 951-602-6049. Please do let us know when we may submit an acceleration letter.

Thank you.

Sincerely,
Jillian Ivey Sidoti
Attorney for Lux Digital Pictures, Inc.